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                                                                     EXHIBIT 99


News Announcement                        [LOGO]

                         [JAFFONI & COLLINS LETTERHEAD]

CONTACT:
Joseph N. Jaffoni, David C. Collins
Jaffoni & Collins Incorporated
212/505-3015

Thomas Bradshaw
Chief Financial Officer
310/450-3193

FOR IMMEDIATE RELEASE

               ALL AMERICAN COMMUNICATIONS REPORTS THIRD QUARTER

                   AND NINE MONTHS REVENUES AND EARNINGS AND

               COMPLETION OF MARK GOODSON PRODUCTIONS ACQUISITION

Santa Monica, CA, (November 1, 1995) -- All American Communications, Inc. (NASDAQ: AACI) today reported results for the third quarter and nine months ended September 30, 1995. The Company also announced that the acquisition of Mark Goodson Productions, through a 50/50 joint venture with The Interpublic Group of Companies, Inc. (NYSE: IPG), was completed following termination of a regulatory waiting period.

Revenues in the third quarter of 1995 increased over 100% to $85,150,000, a record level for any quarter to date, compared to revenues of $38,111,000 in the year-ago quarter. The revenue increase was primarily due to the commencement of the Baywatch strip syndication; the delivery of episodes of the Company's new series, Baywatch Nights, in addition to the ongoing delivery of new episodes of Baywatch; an increase in recorded music revenues from sales of new releases; the inclusion of three months of revenues from the Company's All American Fremantle International (AAFI) subsidiary, compared to two months in the prior year and increased distribution revenues from certain television programming.

Operating income after goodwill amortization rose to $11,504,000 in the three month period
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                           [JAFFONI & COLLINS FOOTER]
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All American Communications Third Quarter Results, 11/1/95               Page 2


ended September 30, 1995 versus operating income of $3,022,000 in the year-ago period, reflecting the significant increase in the amount of television programming delivered or available for airing during the period. Goodwill amortization was $536,000 in the third quarter of 1995, compared to $384,000 in 1994, reflecting the impact of the AAFI acquisition. Net interest expense in the three month period ended September 30, 1995 was $1,914,000 compared to $1,557,000 in the year-ago period due to higher average borrowings in connection with the Company's increased television production activities and the Fremantle International acquisition.

For the 1995 third quarter, net income increased to $5,628,000, or $0.68 per share on a primary basis, compared to net income of $1,090,000, or $0.16 per share, in 1994. The weighted average number of primary shares outstanding in the 1995 and 1994 third quarter periods was 8,296,000 and 6,865,000, respectively. The increase reflects the issuance of securities to The Interpublic Group of Companies in connection with All American's acquisition of certain assets and securities of Fremantle International in August 1994.

Revenues in the first nine months of 1995 increased 144% to $160,177,000, a record level, compared to revenues of $65,718,000 in the first nine months of 1994. Operating income after amortization of goodwill rose to $13,396,000 for the period versus operating income of $1,420,000 during the year-ago period. Goodwill amortization increased in the first nine months of 1995 to $1,606,000, compared to $430,000 in 1994, as a result of the impact of the Fremantle International acquisition. Net interest expense in the first nine months of 1995 was $6,642,000, compared to $3,681,000 in the year-ago period due to higher average borrowings in connection with the Company's increased television production activities and the Fremantle International acquisition.

For the first nine months of 1995, the Company achieved net income of $4,057,000, or $0.50 per share on a primary basis, compared to a net loss of ($2,667,000), or ($0.54) per share in


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All American Communications Third Quarter Results, 11/1/95              Page 3


1994, representing an improvement of more than $1.00 per share period to period. The weighted average number of primary shares outstanding in the 1995 and 1994 nine months periods was 8,083,000 and 4,960,000, respectively.

Anthony J. Scotti, Chairman and Chief Executive Officer, stated, "The strength of our third quarter and nine months revenues and earnings are a direct result of our increased base of television production and distribution activities worldwide. The third quarter performance includes the cash and barter sales to date for the Baywatch strip while future quarters will reflect additional barter sales.

"With the closing today of our acquisition of a fifty percent interest and management control in Mark Goodson Productions, our future results will reflect our share of these operations."

Mr. Scotti added, "Our recorded music business generated sales gains in the third quarter as a result of an active roster of new artist releases, and we look to build upon this growing base of promising new talent."

All American Communications, Inc. is a diversified worldwide entertainment company with operations in television and recorded music production and distribution. All American produces and/or distributes more than 100 shows in 29 countries. Its programming includes the Baywatch franchise, and internationally, local game shows including The Price is Right, Family Feud and Let's Make a Deal.



                                (table follows)



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All American Communications Third Quarter Results, 11/1/95              Page 4


                       ALL AMERICAN COMMUNICATIONS, INC.
                     Consolidated Statements of Operations
                     (In thousands, except per share data)
                                  (Unaudited)



                                                        Three Months Ended              Nine Months Ended
                                                           September 30,                   September 30,
                                                         1995        1994                1995        1994
                                                         ----        ----                ----        ----


Revenues                                                $85,150     $38,111             $160,177     $65,718

Operating income                                         11,504       3,022               13,396       1,420

Other income (expense)                                      114        (271)                 241        (271)

Interest expense, net                                     1,914       1,557                6,642       3,681

Income (loss) before provision for income taxes           9,704       1,194                6,995      (2,532)

Provision for income taxes                                4,076         104                2,938         135

Net income (loss)                                       $ 5,628     $ 1,090             $  4,057     $(2,667)
                                                        -------      -------            --------     -------

Primary:
Net income (loss) per share                              $ 0.68      $ 0.16               $ 0.50     $ (0.54)
                                                         ------      ------               ------     -------

Weighted average number of common shares
  outstanding                                             8,296       6,865                8,083       4,960
                                                        -------     -------               ------      ------
Fully Diluted:
Net income (loss) per share                              $ 0.46      $ 0.14               $ 0.43         *
                                                         ------      ------               ------       -----
Weighted average number of common shares
  outstanding                                            13,610      12,082               13,610      10,177
                                                        -------     -------              -------     -------

* not meaningful, calculation is antidilutive



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